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                          August 8, 2023

       Stephan Jackman
       Chief Executive Officer
       Alzamend Neuro, Inc.
       3480 Peachtree Road NE, Second Floor, Suite 103
       Atlanta, GA 30326

                                                        Re: Alzamend Neuro,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed August 2,
2023
                                                            File No. 333-273610

       Dear Stephan Jackman:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Daniel
Crawford at 202-551-7767 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Kenneth Schlesinger,
Esq.